UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

XTI Aircraft Company
(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00007

Delaware	37-1589087
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

Centennial Airport c/o XTI Aircraft Company 7625 S. Peoria Street, Suite 216A Englewood, CO 80112	80112
(Address of principal executive offices)	(Zip Code)

(303) 503-5660
Registrant’s telephone number, including area code

Common Stock, par value $0.001 per share
(Title of each class of securities issued pursuant to Regulation A)

TABLE OF CONTENTS

DESCRIPTION OF BUSINESS	- 1 -

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	- 4 -

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES	- 7 -

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	- 10 -

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	- 11 -

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019	- 13 -

In this Annual Report, references to “XTI,” “we,” “us,” “our,” or the “Company” mean XTI Aircraft Company.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ii

DESCRIPTION OF BUSINESS

Background

XTI Aircraft Company (“XTI” or the “Company”) is a development-stage aircraft manufacturer whose mission is “to define the next era of sustainable travel.”

Headquartered in Englewood, Colorado, the Company is developing a series of vertical takeoff and landing (“VTOL”) aircraft, starting with the TriFan 600, a six-passenger aircraft that will provide point-to-point air travel over distances of up to 600 nautical miles while significantly reducing carbon emissions per nautical mile compared to today’s gasoline-powered jet aircraft and helicopters. The TriFan 600 is expected to have a wide usage ranging from private and commercial aviation services for business and high net worth individuals to emergency medical services (“EMS”).

The TriFan’s target design is intended to have unique advantages over existing helicopters, turbo-prop, and light jet aircraft. The TriFan is desiged to offer a blend of state of the art aviation technologies that will combine the best of helicopter, turbo-prop and light jets. The TriFan is designed to reduce CO2 emissions by up to 75% compared to existing comparable aircraft and helicopters, fly at twice the speed and three times the range of a helicopter, cruise like a jet (29,000 feet) and use existing ground and airspace infrastructure. Since the TriFan 600 is designed to take off and land without a runway, many users will also enjoy shorter commutes to and from airports.

TriFan 600

The Company believes that TriFan’s propulsion system will permit the fixed-wing, ducted fan, VTOL aircraft to be fully functional and practical, delivering competitive speed, range, and comfort for passengers, and offering a substantial payload capability.

In designing the TriFan 600, the Company identified certain goals and guidelines including:

•	Begin with a proven fixed-wing airplane configuration (not a rotorcraft platform), and develop ducted fan technology for vertical take-off and landing, because: (a) ducted fans are safer and more compact than helicopter rotors, (b) the aircraft will be able to achieve the speed, range, comfort, and the other advantages of a fixed-wing aircraft; and (c) fixed-wing aircraft are safer and easier to operate than conventional rotorcraft.

•	In addition to vertical take-off and landing capabilities, design the aircraft with the ability to also take off and land like a conventional airplane allowing for increased travel distances (targeting 600 nautical miles).

•	Use currently available components to create a propulsion system that will result in lower procurement cost and comparatively lower operating costs than business jets and helicopters delivering similar performance.

•	Create a sleek aircraft which will seat six people, cruise at 345 miles per hour, and have a range competitive with a light turboprop, fixed-wing aircraft and out-perform the range of any helicopter.

•	Design the aircraft to land and take off from existing helipads and driveways, and other paved surfaces.

•	Incorporate the most advanced technology and materials available, including fly-by-wire, all-composite carbon-fiber airframe, computer-assisted take-off and landing, and the most advanced state of the art technologies available to maximize safety and to provide the ultimate flying experience for the pilot and passengers.

•	Design the aircraft’s exterior and interior to be physically/aesthetically attractive and to provide maximum comfort and convenience to the passengers.

**

By combining existing and upcoming state-of-the-art technologies and components (including turbine engines, composites, software, advanced propulsion systems and fuel) into our patented proprietary design, we believe the TriFan 600 will be a commercially successful product for the business aviation market.

Engineering and Development to Date

XTI plans to seek certification of the TriFan 600 as a fixed-wing, VTOL aircraft. Initial concept and engineering analysis for the TriFan 600 was completed in April 2014. In May 2019 the Company began initial hover tests of our 65% scale prototype.  Progress has been affected by constraints on our resources and the pandemic which led us to suspend further tests in 2020. As of the date of filing this Annual Report, the Company estimates the cost of developing the full-scale proof of concept aircraft will be approximately $40 million and will require approximately two years to complete after such funds are raised. The Company commenced fund raising efforts in 2021. Following the completion of the full-scale proof of concept aircraft, XTI will seek certification with the Federal Aviation Administration (“FAA”), which we expect will take an additional two years to obtain.

As of the date of the filing of this report, certain features of the original design of the TriFan 600 have been revised as a result of the Company’s preliminary design review (“PDR”) which was completed in February 2022. A PDR is the consummation of the preliminary design phase of the development of the aircraft and sets the stage for detailed design and test procedure development.

The Market

Our target customers for the TriFan 600 are business jet and helicopter operators, global and regional airlines, and emergency medical services.

Business jet and helicopter operators provide services with the private aviation segment, which is essential to tens of thousands of companies and organizations of all kinds, provides its users with key benefits including:

• minimizes travel time
• allows for flexible schedules
• increases productivity
• ensures employee safety and security
• enables the delivery of sensitive equipment

• allows for multiple stops in a single day

Early demand for the TriFan 600 is indicated by the Company’s conditional executed aircraft orders for the delivery of 117 aircraft as of December 30, 2020. These orders represent roughly $760.5 million of future revenue potential. Many of the agreements include refundable deposits which serve to prioritize orders when the aircraft becomes available for delivery. While these deposits represent the potential for future revenue, that revenue may not be earned for many years, if at all, depending on the Company’s success in having the TriFan 600 certified by the FAA.

Aviation Regulations

In the U.S., civil aviation is regulated by the Federal Aviation Administration (the “FAA”), which controls virtually every aspect of flight from pilot licensing to aircraft design and construction. The FAA requires that every civilian aircraft that flies in the U.S. carry a valid type certificate and airworthiness certificate issued by the FAA or a foreign civil aviation authority.

The Company intends to seek approval for the design of the TriFan 600 by obtaining a standard Type Certificate under Federal Aviation Regulations. The Company plans to submit its certification application soon after it secures at least $10 million of further financing in 2022. The FAA will conduct extensive testing and analysis of the TriFan 600 to determine the aircraft’s safety, stability, reliability and performance and compliance with the applicable airworthiness standards.

In addition, once the Company has been issued a type certificate, it intends to apply for a production certificate for its manufacture process after which TriFan 600 manufactured by XTI in accordance with the type certificate will receive an airworthiness certificate.

XTI will not permitted to deliver commercially produced aircraft to customers until it has obtained FAA certification, which effectively means that no significant material sales revenue will be generated until that time. The process of obtaining a valid type certificate, production certificate and airworthiness certificate for the TriFan 600 could take several years. Any delay in the certification process will negatively impact the Company by requiring additional funds be spent on the certification process and by delaying the Company’s ability to sell aircraft.

In addition to the FAA, operation of the TriFan 600 will be regulated by various state, county and municipal agencies. Specifically, flight of the TriFan 600 will be regulated by the FAA, while the ability to take off and land will be governed by the FAA and various zoning restrictions imposed by non-federal agencies in each location where an owner of the TriFan 600 intends to operate. These restrictions vary by location and may limit the TriFan 600 to landing in already zoned areas. However, there are currently over 5,000 helipads in the U.S. where helicopters are allowed to land. Thus, the Company expects that the TriFan 600 will also be able to land legally and safely in these locations and at thousands of other paved areas or grassy areas as well as smaller general aviation airports unavailable to jets.

Intellectual Property

XTI has received a utility patent (US Patent 9,676,479) and a design patent (US Patent D741247) for a VTOL aircraft that includes a pair of ducted lift/thrust fans that are rotatably moveable between the lift and thrust positions. Based on those U.S. patents, the Company has also applied for and has been issued multiple additional foreign utility patents, including from China, Japan, Europe and Canada. We have sought to protect the intellectual property of the Company through the use of patents, and trade secrets. Employee and third-party consultants have signed non-disclosure agreements with the Company which include standard provisions related to assignment of work product and other requirements to further protect its proprietary rights. The Company is continuing to develop intellectual property, and it intends to aggressively protect its position in key technologies. The Company owns several trademarks protecting the Company’s name and logo. The Company’s intellectual property also includes extensive data, engineering analyses, and other know-how.

The Company’s patent and patent applications cover various embodiments of a vertical take-off and landing aircraft. In general terms, a “utility patent” protects the way an article is used and works, while a “design patent” protects the way an article looks. The Company has obtained broad patent protection in both respects through the above-referenced patents. Under the European patent, the Company has applied for issuance of patents in the U.K., France, Germany, and Italy, where it's likely the aircraft will be sold and widely used. Patents are also pending in Brazil.

Impact of COVID-19 on Operations

The Company experienced difficulty in obtaining financing in 2020 and anticipates the global response to COVID-19 may continue to cause difficulty in obtaining financing, which in turn will slow its development and marketing. The Company believes that although the impact of Covid-19 may delay our progress in the near term, the sales of the TriFan 600, once it is certified, are not likely to be adversely affected by the pandemic. Currently, the pandemic has driven an increased interest in private aircraft as a means to avoid crowded airlines, which may, in the future, continue to provide increased opportunities for the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

General Information

The Company was incorporated in October 2009. No operations occurred until the fourth quarter of 2012. Since then, we have been engaged primarily in developing the design and engineering concepts for the TriFan 600 and seeking funds from investors to fund that development.

Operating Results

We have not yet generated revenues and do not expect to do so until after receiving FAA certification for the TriFan 600. Such certification may not come until 2024 or later.

As of December 31, 2020, we had received orders for 117 aircraft which generated $1,680,000 of cash from a combination of deposits and convertible notes. These funds will not be recorded as revenue until the orders for aircraft are delivered which may not be for many years or at all if we do not deliver the aircraft. The deposits serve to prioritize orders when the aircraft becomes available for delivery. Customers making deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. Customers may request return of their deposit any time up until the execution of a purchase agreement.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019.

Operating expenses for the year ended December 31, 2020 were approximately 53% lower than operating expenses for the year ended December 31, 2019. The principal drivers of the decrease in operating expenses were the impact of Covid-19 on our ability to test our scale model and to modify the impact on our conceptual design, and the completion in 2019 of portions of the conceptual design of the aircraft. Thus, there was decreased spending on conceptual design. In addition, the Company utilized stock based compensation instead of cash compensation to reduce general and administrative expenses. Reduced spending in these categories was offset in part by an increase in spending on sales and marketing. For instance, conceptual design costs to advance development of the TriFan 600 decreased in 2020 from $254,579 in 2019 to $78,196 (a decrease of approximately 69%). General and administrative costs decreased from $3,327,621 to $1,307,367 (a decrease of approximately 61%). This decrease was the result of issuing fewer options to members of the executive management team as compensation for services in 2020 as compared to 2019. Sales and marketing expense increased from $29,947 to $325,851 (an increase of approximately 988%). We continue to prioritize our conceptual design costs, and the people necessary to get us to the next phase of development of the TriFan 600.

Interest expense for this time period decreased from $203,464 to $187,187 as we continued to rely on loan financing from related parties (discussed below). Included in the 2019 amount is a non-cash interest expense of $34,140 associated with a beneficial conversion feature attached to a convertible note held by an individual who owns less than 1% of the fully diluted capital of the Company.

As a result, our net loss for the year ended December 31, 2020 was $2,071,627 as compared to a net loss of $3,912,998 for the period ended December 31, 2019, a decrease of approximately 47%. Our accumulated deficit at December 31, 2020 was $15,085,274.

Liquidity and Capital Resources

As of December 31, 2020, we had cash of $122,899 and a working capital deficit of $3,532,343 as compared to cash of $4,726 and a working capital deficit of $2,670,518 at December 31, 2019. Additional current assets as of December 31, 2020 include $79,153 held in escrow from the sale of securities under an offering pursuant to Regulation A. The Company has since received these funds.

For the year ended December 31, 2020, we funded our operations primarily through the sale of Common Stock to investors under Regulations CF and A. These sales accounted for net proceeds of $287,768. We also issued $125,000 in new notes, received $65,000 in proceeds from a U.S. Small Business Administration (SBA) loan, and repaid $43,000 in notes. We also repaid $25,748 in net borrowings under a revolving line of credit of up to $250,000 entered into between the Company and our founder, Mr. Brody as of January 1, 2016. Borrowings under the credit revolver accrue interest at a rate of 3.0% per annum. The Company’s ongoing ability to access capital to fund the development of the TriFan 600 will have a material effect on the Company’s operations and financial performance. The Company is also required to file an annual report on Form C-AR which contains information and disclosures not required by this filing.

Included in the current liabilities are convertible notes issued to related parties. Of the $1,911,942 related party note liability, $763,176 is owed to David Brody. The convertible note has a principal amount of $763,176 and accrued interest at a rate of 3.0% per annum. The convertible notes held by Mr. Brody have different maturity dates contingent upon the Company securing different levels of investment from third parties. Mr. Brody has the right to receive repayment of the notes upon maturity in either cash or in shares of common stock of the Company. The loan with Mr. Brody is included as Exhibit 6.9 to this annual report.

The Company also received a loan of $50,000 from Mr. Brody in exchange for a promissory note. The note bears interest at a rate of 6.0% per annum. The loan with Mr. Brody is included in Exhibit 6.19 to this annual report. See “INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.”

The Company also received loans from Jeffrey Pino, our former CEO, who passed away in 2016. The notes had a principal balance of $24,268 as of December 31, 2020 and bear interest at a rate of 3.0% per annum. The loans from Mr. Pino are included in Exhibits 6.10 and 6.11 to this annual report.

The Company also received a loan from Robert Denehy in exchange for a convertible promissory note. The convertible note has a principal amount of $715,000 and bears interest at a rate of 10.0% per annum. In October 2020, the principal and accrued interest on this note (totaling $857,782) plus an additional $125,000 of new cash were combined into a new convertible note with a principal balance of $982,782. Under the convertible note, the Company is required to issue to Mr. Denehy five year warrants for one-half the outstanding principal of his convertible notes. As of December 31, 2021, warrants for a total of 491,391 shares of common stock with an exercise price of $1.50 per share were held by Mr. Denehy. The original convertible note with Mr. Denehy was cancelled as part of this new note. The new note bears interest at a rate of 10.0% per annum. The convertible note with Mr. Denehy is included in Exhibit 6.14 to this annual report and is more fully described in “Interest of Management and Others in Certain Transactions.”

The Company also received a loan from Saleem Zaheer, a consultant and shareholder of the Company, in exchange for a convertible note. The note has a principal amount of $30,000 and bears interest at a rate of 10.0% per annum. The loan with Mr. Zaheer is included in Exhibit 6.15 to this annual report.

Currently, the company requires additional capital to continue operations, and is receiving funding from private investors. If we do not continue to receive such funding from private investors, we anticipate that the company would run out of funding in the fourth quarter of 2022 based on our current cash balance and burn rate. Sales to private investors may involve primary sales by the company at different terms than those in the previous Regulation A or Regulation CF offerings. Our ability to receive additional investor financing may be harmed should affiliates and other holders of our securities attempt to sell their holdings.

Trends

During 2020, the Company was continuing its development of the aircraft design but at a minimal level due to its limited access to capital and also the Company’s Chief Engineer passed away third quarter of 2020. However, the Company was able to increase its order book to a total of 117 aircraft, mainly through management’s contacts and network in the sector. The increase in backlog served to further validate management’s design vision of the TriFan 600.

Like most companies globally, XTI faced headwinds due to the pandemic vis-a-vis its fundraising efforts. This in turn hampered its ability to significantly move forward on the TriFan 600 development. In 2020, the Company had an on-going Reg A offering administered by StartEngine to raise capital. This campaign raised total gross proceeds of $327,320 during 2020, which allowed the Company to cover its administration costs and minimal project costs.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

XTI has assembled an experienced management team including aviation industry executives and professionals with decades of experience from the largest fixed wing and rotary wing aircraft companies in the world. Robert Labelle, former CEO of AgustaWestland North America (from 2013-2017), is CEO and director. Charlie Johnson, former president and COO of Cessna Aircraft Company (from 1997-2003), is an outside director of the Company. David Brody, founder and former CEO and Chairman of AVX Aircraft Company (from 2005-2013), is Chairman of the Board, president, secretary, and the founder of XTI.

The table below lists our directors and executive officers, their ages as of December 31, 2020 and the date of their first appointment to such positions. Each position is currently held with an indefinite term of office. The Company had no employees in 2020.

Name	Position	Age	Date of First Appointment
Executive Officers
David E. Brody	Chairman, Secretary	71	September 2009

Robert J. Labelle	Chief Executive Officer	66	February 2017

Charles Johnson	Chief Operating Officer	78	October 2019

Sarita Jha	Chief Financial Officer (1)	58	September 2020

Directors

David Brody	Chairman, Director, Secretary	71	October 2009

Charles Johnson	Director	78	December 2014

Robert J. Labelle	Director	66	February 2017

Paul Willard	Director	50	June 2017

Robert Denehy	Director	63	October 2017

(1)	Mr. Willard was a director through December 2020.

(2)	Ms. Jha became a director of the Company in January 2021.

Executive Officers

Robert J. Labelle, Chief Executive Officer and Director. Mr. Labelle joined XTI as its Chief Executive Officer in February 2017 after spending the prior three years as CEO of AgustaWestland North America. Prior to that, Mr. Labelle served as President of AgustaWestland Tiltrotor Company, the Company supporting development of the AW 609 Tiltrotor. He joined AgustaWestland in 2004 after a career in the U.S. Navy where he was program manager for several aircraft, including the E-2 Hawkeye, C-2 Greyhound, F/A-18 Foreign Military Sales, and S-3B Viking.

Charles B. Johnson, Chief Operating Officer and Director. Mr. Johnson is an aviation executive and pilot with over 40 years of experience. Mr. Johnson became a director of the Company in December 2014. In February 2016 he was named interim CEO of the Company following the death of his predecessor. He served as President and COO of Cessna Aircraft Company from 1997 to 2003. He joined Cessna in 1979 and held successive positions of increasing responsibility. He began aviation career as a U.S. Air Force pilot, and accumulated over 1,000 hours of military flight time in the F-105, serving in combat in Southeast Asia. He also served as the COO for Aero Electric Aircraft Corporation and Bye Aerospace prior to his role as COO of XTI.

Sarita Jha CFA, Chief Financial Officer and (from 2021) Director. Ms. Jha joined the Company in September 2020. From 2005 to 2015, she was Director, Principal Investments, for UniCredit Bank AG where she was responsible for managing the origination, structuring and execution of private equity investments for the Bank principal investments in Europe. From 2015 through 2020 she was a Managing Partner of Frontlight Partners Limited, an international advisory firm in London, England founded by senior financial executives with extensive experience in private equity, investment banking and operations. Her sectoral experience includes aerospace and manufacturing.

Directors

David Brody, Chairman of XTI, and Director. Mr. Brody is the founder of the Company and Chairman of its Board. He designed the initial TriFan 600 configuration, technology and performance objectives. He formed the initial leadership team, filed for patents and began development of the TriFan aircraft in 2014. Mr. Brody is also the founder of the advanced technology helicopter Company, AVX Aircraft Company (an engineering design and U.S. defense contractor), and was its Chairman and Chief Executive Officer until 2013, and continues to serve on the AVX board. Mr. Brody, a lawyer, has practiced law in Denver with the international law firm, Hogan Lovells US LLP since 2013. An inventor, he holds several patents for inventions in aircraft technology and other fields.

Robert Denehy, Director. Mr. Denehy is the General Manager of Aerogulf Services, a commercial helicopter operator and maintenance facility located in Dubai. Mr. Denehy has been with Aerogulf Services since July 1995. At Aerogulf, Mr. Denehy oversees all engineering and operations for a Company that provides support to offshore oil and gas operations in the United Arab Emirates and throughout North Africa.

Mr. Paul Willard, Director. Mr. Willard is a Silicon Valley Engineer and Tech Investor. Mr. Willard served as a partner with Subtraction Capital, a venture capital fund from 2013 through 2017, and with Storm Ventures, a venture capital fund from 2018-2019. Since 2020 he was a Partner with Grep VC.

Significant Employees

As of December 31, 2020, the Company did not have any full time employees. The Company utilized several full-time consultants and many part-time consultants to conduct its operations. To date, XTI has engaged several teams of experienced engineering consulting companies and other contractors with extensive knowledge and experience in the aerospace industry to assist with development of the TriFan 600, FAA certification issues, financing and strategic planning. Upon securing financing in June 2021, the Company hired a number of full-time employees to further develop the design of the concept aircraft.

Compensation of Directors and Executive Officers

The following table sets forth information about the annual compensation of the three highest-paid persons who were directors or executive officers during our last completed fiscal year.

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
David Brody	Chairman	-0-	-0-	-0-
Charlie Johnson	COO	30,000	-0-	30,000
Robert Labelle	CEO	300,000	512,531	812,531
Sarita Jha	CFO	20,000	-0-	20,000

Compensation of Directors

For the fiscal year ended December 31, 2020, we did not pay cash compensation to any of our non-executive directors for their services as directors. Our non-executive directors have received equity in lieu of cash compensation for their board service. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance.

Compensation of Mr. Brody

Mr. Brody has been a party to a consulting agreement with the Company since October 1, 2015 which provides that if and when the Company receives $20 million or more in investments from third parties (excluding further investment from Mr. Brody), he will receive compensation totaling $240,000 in recognition of his service as Chairman, President and Secretary between January 1, 2014 and September 30, and $10,000 per month for October through December 2015. No amounts have been paid to Mr. Brody under his consulting agreement.

Compensation of Mr. Labelle

Effective January 1, 2019, the Company entered into a new consulting agreement with Mr. Labelle providing for payments of $25,000 per month through December 31, 2019. This agreement was extended through December 31, 2020. For the fiscal year ended December 31, 2020, Mr. Labelle earned a bonus of $150,000 in cash and received options to purchase 347,518 shares of stock relating to the Company’s fundraising.

On June 14, 2022, Robert Labelle and Sarita Jha left the company.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Set forth below is information regarding the beneficial ownership of our common stock, our only outstanding class of capital stock, as of December 31, 2020 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our common stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Name and address of beneficial owner (1)	Amount and nature of beneficial ownership (2)	Amount and nature of beneficial ownership acquirable	Percent of class (3)
David Brody	25,000,000	-0-	66.9%
Estate of Jeffrey Pino	4,347,826	-0-	11.6%
All directors and officers as a group (6 persons)	26,811,944	-0-	71.7%

(1)	The address of those listed is c/o XTI Aircraft Company, 7625 S. Peoria Street, Suite 216A, Englewood, CO 80112

(2)	Unless otherwise indicated, all shares are owned directly by the beneficial owner.

(3)	Based on 37,398,697 shares outstanding as of December 31, 2020.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Transactions with Mr. Brody

The Company entered into a convertible note agreement with Mr. Brody in August 2015. As of December 31, 2020 the convertible note had an outstanding principal balance of $763,176.

As of January 1, 2016, the Company entered into a revolving line of credit with Mr. Brody. The line of credit permits the Company to borrow up to $250,000 from Mr. Brody. Monthly interest in the amount of 3.0% per annum is charged on any unpaid outstanding balance. As of December 31, 2020, the balance on the revolving line of credit was $85,791.

As of November 14, 2019, the Company entered into a promissory note with Mr. Brody. The note is in the principal amount of $50,000 and accrues interest at a rate of 6.0% per annum. As of December 31, 2020, the balance on the promissory note was $50,000.

Effective December 31, 2021, the Company and Mr. Brody agreed to combine the existing August 2015 convertible note, the January 2016 revolving credit promissory note, and November 2019 promissory note into a new convertible note.

The new convertible note has a principal amount of $1,007,323 and accrues interest at a rate of 4% compounded annually, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10% per annum. The convertible note matures upon the Company securing different levels of investment from third parties as follows:

•	$250,000 matures once the Company receives at least $20.0 million in total from investors;
•	$250,000 matures once the Company receives at least $25.0 million in total from investors;
•	$250,000 matures once the Company receives at least $30.0 million in total from investors; and
•	$257,323 matures once the Company receives at least $35.0 million in total from investors.

Mr. Brody has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company. The stockholder, at his option, may cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of the Company (at a conversion price of $1.00 per share) at any time on or before the fourth maturity date.

For cash forecasting purposes, we have assumed that Mr. Brody will receive cash payments totaling $1,007,323 plus accrued interest if the maximum offering is achieved. Mr. Brody will not receive any cash payments for the new convertible loan unless we raise at least $20 million.

Transactions with Estate of Jeff Pino

Mr. Jeff Pino was the former CEO of the Company. He passed away in February 2016. Mr. Pino’s estate holds two convertible demand promissory notes from the Company (the “Pino Notes”) in the principal amount of $47,268 and $50,000, respectively. The Pino Notes do not carry a maturity date, but Mr. Pino’s estate can request repayment of the notes at any time. In addition, Mr. Pino’s estate can elect to have all or any portion of the notes repaid in common stock of the Company using the good faith estimated value of the Company (as agreed between the Company and Mr. Pino’s estate) to determine the number of shares to be issued as repayment. In February 2019, the Company reached an agreement with Mr. Pino’s estate to retire the outstanding Pino Notes in exchange for cash and the return of 2,347,826 shares of Common Stock held by the estate once all payments have been made. As of December 31, 2020, the outstanding principal amount on the note was $24,268.

During 2021, the Company fully repaid the Pino Notes resulting in the 2,347,826 shares held by Mr. Pino’s estate being returned to the Company.

Andrew Woglam’s Consulting Agreement and Payable

Mr. Andrew Woglam, who was the CFO of the Company through August 2020, earned $25,300 for his consulting services throughout 2020. An outstanding unpaid balance owed Mr. Woglam at December 31, 2020 of $27,600 was paid in full in 2021.

Robert Denehy’s Consulting Agreement and Convertible Note

Mr. Denehy’s consulting agreement with the Company, effective October 25, 2017, provides for certain payments upon the event of the Company raising equity and debt financing from investors introduced to the Company solely by Mr. Denehy. Mr. Denehy will receive compensation based upon the amount of financing actually received from investors introduced by him alone of:

•	Cash compensation equal to 2.0% of the cash received by the Company; and
•	Options or shares equal to 2.0% of the cash received by the Company. The number of shares will be calculated using the same price per share actually paid by the investor.

In addition, Mr. Denehy is the holder of a convertible promissory note from the Company (the “Denehy Note”) in an original principal amount of $715,000 representing amounts loaned to the Company by him. The Denehy Note called for interest rate of 10.0% per annum. In October 2020, the principal and accrued interest on this note (totaling $857,782) plus an additional $125,000 of new cash were combined into a new convertible note with a principal balance of $982,782 (the “New Denehy Note”) and warrants for 491,391 shares of common stock with an exercise price of $1.50 per share. The original convertible note with Mr. Denehy and the warrants issued under such note were cancelled in exchange for the New Denehy Note. The New Denehy Note bears interest of 10.0% per annum.

During 2021, Mr. Denehy lent the Company an additional $225,000 which was incorporated into the principal of a consolidated single convertible note with a principal balance of $1,254,529 and a maturity date of December 31, 2023. Mr. Denehy may elect to convert all or a portion of the principal amount of the convertible note into shares of the Company at a per share price of $1.00.

Litigation

In 2019, the Company settled a lawsuit by Answer Engineering LLC (“Answer”), partly owned by Dennis Olcott, PhD., formerly SVP of Engineering and Chief Engineer of the Company, that alleged breach of contract for XTI’s failure to pay certain invoices. In response, XTI filed a counter claim against Answer alleging breach of contract for its failure to perform various engineering services. The settlement required XTI pay an amount previously accrued in the Company’s 2019 financials. The settlement also required Dr. Olcott to relinquish to the Company 2.2 million shares of XTI common stock.

OTHER INFORMATION

None.

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

The balance sheets of XTI Aircraft Company for the fiscal years ended December 31, 2020 and December 31, 2019, and the statements of operations, changes in stockholders' deficit, and cash flows of XTI Aircraft Company for each such period have been included in this Annual Report with the Independent Auditor’s Report of BF Borgers PC for 2020 and the Independent Auditor's Report of Artesian CPA, for 2019, both independent certified public accountants and upon the authority of said firms as experts in accounting and auditing.

XTI Aircraft Company

Financial Statements

and

Independent Auditors’ Report

December 31, 2020 and 2019

XTI Aircraft Company

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of XTI Aircraft Company

Opinion on the Financial Statements

We have audited the accompanying balance sheet of XTI Aircraft Company (the "Company") as of December 31, 2020, the related statement of operations, stockholders' equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s BF Borgers CPA PC

BF Borgers CPA PC

We have served as the Company's auditor since 2021

Lakewood, CO

July 7, 2022

BF Borgers CPA PC

5400 West Cedar Ave | Lakewood, CO 80226

p: 303.953.1454

contact@bfbcpa.com | www.bfbcpa.us

To the Board of Directors of

XTI Aircraft Company

Englewood, Colorado

INDEPENDENT AUDITOR’S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of XTI Aircraft Company, which comprise the balance sheet as of December 31, 2019 and the related statements of operations, changes in stockholders’ deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XTI Aircraft Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matters

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company has not generated revenues or profits since inception, has negative cash flows from operations, has sustained a net loss of $3,912,998 for the year ended December 31, 2019, has an accumulated deficit of $13,013,647 as of December 31, 2019, and has limited liquid assets with $4,726 of cash while having $2,834,563 of current liabilities as of December 31, 2019. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Denver, Colorado

April 24, 2020

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

xti aircraft company

Balance Sheets

	December 31,
	2020	2019
Assets
Current assets:
Cash	$122,899	$4,726
Escrow receivable	79,153	73,334
Total current assets	202,052	78,060

Non-current assets:
Patent, net	308,863	202,238
Trademarks, net	7,518	7,518
Total non-current assets	316,381	209,756

Total assets	$518,433	$287,816

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$586,885	$419,197
Accounts payable - related party	1,306,422	511,790
Accrued expenses	48,704	-
Accrued interest	325,020	285,562
Customer deposits	289,970	289,970
Convertible and promissory notes - related party	837,444	880,443
Revolving line-of-credit - related party	85,791	107,457
Warrant liability	254,159	254,159
Total current liabilities	3,734,395	2,748,578

Long-term liabilities:
Promissory note	85,984	85,984
SBA loan	65,000	-
Convertible notes - related party, net of unamortized discount of $548,284 and $276,988 as of December 31, 2020 and 2019, respectively	1,074,498	1,078,012
Total liabilities	4,959,877	3,912,574

Commitments and contingencies

Stockholders’ deficit:
Common stock, $0.001 par value, 100,000,000 shares authorized at December 31, 2020 and 2019, $37,398,697 and 36,768,759 shares issued and outstanding, respectively	37,399	36,769
Additional paid-in capital	10,606,431	9,352,120
Accumulated deficit	(15,085,274)	(13,013,647)
Total stockholders’ deficit	(4,441,444)	(3,624,758)

Total liabilities and stockholders’ deficit	$518,433	$287,816

See Independent Auditor’s Report and notes to financial statements.

xti aircraft company

Statements of Operations

	For the Years Ended
	December 31,
	2020	2019
Operating expenses:
Conceptual design	$78,196	$254,579
Sales and marketing	325,851	29,947
General and administrative	1,307,367	3,327,621
Total operating expenses	1,711,414	3,612,147

Operating loss	(1,711,414)	(3,612,147)

Other expense:
Interest expense	(187,187)	(169,324)
Interest expense – beneficial conversion feature	-	(34,140)
Interest expense – discount accretion	(173,026)	(97,387)
Total other expense	(360,213)	(300,851)

Net loss	$(2,071,627)	$(3,912,998)

Weighted average common shares outstanding during the year	37,083,729	36,599,296
Net loss per common share – basic and diluted	$(0.06)	$(0.10)

See Independent Auditor’s Report and notes to financial statements.

xti aircraft company

Statements of Changes in Stockholders’ Deficit

For the Years Ended December 31, 2020 and 2019

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid-In Capital	Deficit	Deficit
Balance at December 31, 2018	38,476,770	$38,477	$6,556,893	$(9,100,649)	(2,505,279)
Issuance of shares through Reg A offering ($1.50)	212,393	212	318,377	-	318,589
Issuance of shares for compensation	229,667	230	344,270	-	344,500
Exercise of warrant into common stock	5,000	5	4,995	-	5,000
Stock-based compensation - options	-	-	1,760,270	-	1,760,270
Stock-based compensation - warrants	-	-	357,884	-	357,884
Warrants issued with convertible debt	-	-	25,860	-	25,860
Beneficial conversion feature on convertible debt	-	-	34,140	-	34,140
Forfeiture of common stock	(2,173,913)	(2,174)	2,174	-	-
Share adjustment	18,842	19	(19)	-	-
Offering costs	-	-	(52,724)	-	(52,724)
Net loss	-	-	-	(3,912,998)	(3,912,998)
Balance at December 31, 2019	36,768,759	$36,769	$9,352,120	$(13,013,647)	$(3,624,758)
Issuance of shares through Reg CF offering ($1.50)	218,042	218	327,102	-	327,320
Issuance of shares for compensation	86,667	87	129,913	-	130,000
Issuance of previously legally obligated shares never issued	340,136	340	-		340
Stock-based compensation - options	-	-	302,820	-	302,820
Stock-based compensation - warrants	-	-	89,488	-	89,488
Net warrants issued with convertible note	-	-	444,322	-	444,322
Share adjustment	(14,907)	(15)	-	-	(15)
Offering costs	-	-	(39,334)	-	(39,334)
Net loss	-	-	-	(2,071,627)	(2,071,627)
Balance at December 31, 2020	37,398,697	$37,399	$10,606,431	$(15,085,274)	$(4,441,444)

See Independent Auditor’s Report and notes to financial statements.

xti aircraft company

Statements of Cash Flows

	For the Years Ended
	December 31,
	2020	2019
Cash flows from operating activities
Net loss	$(2,071,627)	$(3,912,998)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	38,138	14,167
Accretion of debt discount to interest expense	173,026	97,387
Stock issuance for compensation	130,000	344,500
Stock compensation expense	302,820	1,760,270
Warrant compensation expense	89,488	357,884
Amortization of convertible note beneficial conversion feature	-	34,140
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	217,017	72,919
Accounts payable - related party	794,632	62,881
Customer deposits	-	114,970
Accrued interest	182,240	165,060
Net cash used in operating activities	(144,266)	(888,820)

Cash flows from investing activities
Patent issuance costs	(144,762)	(18,684)
Net cash used in investing activities	(144,762)	(18,684)

Cash flows from financing activities
Proceeds from convertible notes	125,000	110,000
Repayments of convertible notes	(43,000)	(30,000)
Cash from sale of stock, net	287,768	292,551
Net changes in escrow receivable	(5,819)	13,550
Proceeds from SBA loan	65,000	-
Borrowings on revolving line-of-credit	4,000	404
Payments on revolving line-of-credit	(25,748)	(36,122)
Proceeds from issuance of common stock	-	5,000
Net cash provided by financing activities	407,201	355,383

Net increase (decrease) in cash	118,173	(552,121)

Cash - beginning of period	4,726	556,847
Cash - end of period	$122,899	$4,726

Supplemental Disclosure of Non-Cash Financing Activities:
Warrants issued as broker compensation	$89,488	$26,687
Conversion of accrued interest to convertible note payable	$147,729	$-
Conversion of accounts payable to promissory note payable	$-	$85,984
Net warrants issued with convertible note	$444,322	$25,860

Cash paid for interest and income taxes was $0 and $3,000 (interest) during the years ended December 31, 2020 and 2019, respectively.

See Independent Auditor’s Report and notes to financial statements.

xti aircraft company

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the years then ended

Note 1 - Description of Business and Significant Accounting Policies

XTI Aircraft Company (the “Company,” “XTI,” or “we”) is a privately owned aerospace business incorporated in Delaware in 2009 to develop vertical takeoff and landing (VTOL) airplanes. XTI is an early-stage aircraft manufacturer that is creating a revolutionary solution for the business aviation industry. Once developed, this VTOL airplane, the TriFan, will offer point-to-point travel to reduce total travel time by decreasing time spent driving to and from an airport before enjoying the benefits of a private jet.

Since inception, the Company has been engaged primarily in developing the design and engineering concepts for the TriFan and seeking funds from investors to fund that development.

Going Concern and Management’s Plans

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. As of December 31, 2020, the Company has cash totaling $122,899 current liabilities totaling $3,734,395, and inception-to-date losses totaling $15,085,274, raising substantial doubt about the Company’s ability to continue as a going concern.

In order for the Company to continue as a going concern, management’s plan is to expand its financing plans to include potential additional private placement closings and potential additional investments under Regulations A or CF offerings. Nonetheless, to date the Company has not accomplished a financing of the size needed to put the Company on a stable operating basis. There can be no assurance that the Company will be able to secure additional debt or equity financing, will be able to obtain positive cash flow operations, or that, if the Company is successful in any of those actions, those actions will produce adequate cash flow to enable the Company to meet future obligations. If the Company is unable to obtain additional debt or equity financing, operations may need to be reduced or ceased. The inability or failure to secure adequate debt or equity financing could adversely affect the Company’s business, financial condition, and results of operations.

Cash

The Company holds cash in checking accounts. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it holds cash. The Company had no cash in excess of FDIC insured balances as of December 31, 2020 and 2019.

Intangible Assets

Intangible assets are recorded at historical cost. These assets are related to legal costs incurred in pursuing patents and trademarks to protect the Company’s intellectual property. If the Company determines it will abandon these efforts, or if the United States Patent and Trademark Office indicates the patents or trademarks will not be accepted, all capitalized cost would be expensed immediately. The Company amortizes patents over a 15-year life once awarded. As of December 31, 2020 and 2019, costs totaling $390,492 and $245,730 associated with patents and trademarks had been recorded, respectively. Amortization expense of $38,138 and $14,167 has been recorded for the years ended December 31, 2020 and 2019, respectively.

xti aircraft company

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the years then ended

Conceptual Design Costs

Conceptual design costs, also referred to as research and development costs, of the Company are expensed as incurred. These costs relate to the design and creation of the TriFan. For the years ended December 31, 2020 and 2019, the Company incurred conceptual design cost expenses of $78,196 and $254,579, respectively.

Advertising and Promotion

The cost of advertising and promotion is expensed as incurred. For the years ended December 31, 2020 and 2019, the Company incurred advertising and promotion expenses of $325,851 and $29,947, respectively. As of December 31, 2020 and 2019, the Company had no accrued advertising expense recorded as liabilities in the accompanying balance sheets.

Income Taxes

The Company converted from an S corporation for tax purposes to a C corporation effective September 26, 2016. The Company follows guidance for income taxes and uncertain tax positions. Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. Tax positions meeting the more-likely-than-not recognition threshold are measured in accordance with accounting guidance. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. However, no interest or penalties have been assessed as of December 31, 2020.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Long-Lived Assets

Long-lived assets principally include intangible assets. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

An impairment is measured by comparing expected future cash flows (undiscounted and before interest) to the carrying value of the assets. If impairment exists, the amount of impairment is measured as the difference between the net book value of the assets and their estimated fair value. The Company believes that no impairment of any long-lived assets existed at December 31, 2020 and 2019.

xti aircraft company

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the years then ended

Convertible Instruments

 U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note.  Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

Convertible Warrant Liabilities and Common Stock Warrants

Freestanding warrants to purchase shares of the Company’s common stock are classified as liabilities on the balance sheets at their estimated fair value when the warrant holder has the option to elect to receive cash value for the warrants and, therefore, may obligate the Company to transfer assets at some point in the future. Such common stock warrants are recorded at fair value upon issuance and are subject to remeasurement to their respective estimated fair values. At the end of each reporting period, changes in the estimated fair value of such common stock warrants are recorded in the statements of operations. The Company will continue to adjust the liability associated with the liability classified common stock warrants for changes in the estimated fair value until the earlier of the exercise or expiration of the common stock warrants.

The Company issued common stock warrants in connection with the execution of certain debt financings during the years ended December 31, 2020 and 2019 and in exchange for professional services rendered to the Company. Common stock warrants that are not considered derivative liabilities are accounted for at fair value at the date of issuance in additional paid-in capital. The fair value of these common stock warrants is determined using the Black-Scholes option-pricing model.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

xti aircraft company

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the years then ended

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock or stock award on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Beneficial Conversion Feature

From time to time, the Company may issue convertible notes that may have conversion prices that create an embedded beneficial conversion feature pursuant to FASB ASC Subtopic 470-20, Debt with Conversion and Other Options. A beneficial conversion feature (“BCF”) exists on the date a convertible note is issued when the fair value of the underlying common stock to which the note is convertible is in excess of the conversion price. In accordance with this guidance, the intrinsic value of the BCF is recorded as a debt discount with a corresponding amount to additional paid-in capital. The debt discount is amortized to interest expense over the life of the note using the effective interest method.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As the Company is in a net loss position as of December 31, 2020 and 2019, all dilutive items are anti-dilutive and therefore basic net loss per share equals diluted net loss per share. Potentially dilutive items outstanding as of December 31, 2020 and 2019 include stock options (Note 4), warrants (Note 5), and convertible notes (Note 3).

xti aircraft company

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the years then ended

Customer Deposits

The Company periodically enters into aircraft reservation agreements that include a deposit placed by a potential customer. The deposits serve to prioritize orders when the aircraft becomes available for delivery. Customers making deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. Customers may request return of their deposit any time up until the execution of a purchase agreement. The Company records such advance deposits as a liability and defers the related revenue recognition until delivery of an aircraft occurs, if any.

Changes to Previously Issued Financial Statements

The Promissory Note - $85,984 (Note 3) was classified as Accounts Payable in prior year presentation.

In addition to the Promissory Note, certain balances were reclassified from prior year presentation to conform to current year presentation. These changes did not have a material impact to these financial statements.

Note 2 – Revolving Line-of-Credit – Related Party

On January 1, 2016, the Company entered into a revolving line-of-credit with a stockholder of the Company, which allowed the Company to borrow up to $250,000. Under terms of the agreement, balances drawn on the revolving line-of-credit bear interest of 3% annually. The revolving line-of-credit has a maturity date of January 1, 2022. As of December 31, 2020 and 2019, the balance on the revolving line-of-credit was $85,791 and $107,457, respectively. Interest expense on this line of credit for the years ended December 31, 2020 and 2019 was $2,878 and $3,622, respectively. As of December 31, 2020 and 2019, accrued interest payable on the line of credit was $17,667 and $14,789, respectively.

Note 3 – Convertible and Promissory Notes

The following table summarizes the status of the Company’s related party convertible and promissory notes at December 31, 2020 and 2019:

	December 31,
	2020	2019
Current:
Convertible Note - 2015 [a]	$763,176	$763,176
Convertible Note - 2015 [b]	24,268	67,267
Promissory Note - 2019	50,000	50,000
Convertible and promissory notes - related party	$837,444	$880,443

Long-term:
Convertible Note - 2017 [c]	$30,000	$30,000
Convertible Note - 2017 [d]	982,782	715,000
Convertible Note - 2018 [e]	550,000	550,000
Convertible Note - 2019 [f]	60,000	60,000

Unamortized Discount	(548,284)	(276,988)
Convertible notes - related party	$1,074,498	$1,078,012

xti aircraft company

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the years then ended

Convertible Note – 2015 [a]

In August 2015, the Company entered into a convertible note agreement with a stockholder. The convertible note has a principal amount of $763,176 and accrues interest at a rate of 3% per annum, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10% per annum. The convertible note matures upon the Company securing different levels of investment from third parties as follows:

•	$250,000 matures once the Company receives at least $5.0 million in total from investors;
•	$250,000 matures once the Company receives at least $10.0 million in total from investors; and
•	$263,176 matures once the Company receives at least $15.0 million in total from investors.

The stockholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company. The terms of the conversion state that the shares to be issued to the stockholder upon a conversion shall be equal to the value of shares based on a $35 million pre-money valuation of the Company. The conversion may occur at any time on or before the third maturity date noted above. The stockholder, at his option, may cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of the Company. Interest expense on this obligation for the years ended December 31, 2020 and 2019 was $22,895 and $22,895, respectively. As of December 31, 2020 and 2019, accrued interest payable on this obligation was $122,107 and $100,539, respectively.

Convertible Note – 2015 [b]

During 2015, the Company entered into a convertible note with a shareholder of the Company. In February 2019, the Company reached an agreement with the shareholder to retire the outstanding note in exchange for cash and the return of 2,347,826 shares of Common Stock held by the shareholder once all payments have been made.

The note has a principal amount of $97,268 and bears interest at a rate of 3.0% per annum. As of December 31, 2020 and 2019, the outstanding balance was $24,268 and $67,267, respectively. Interest expense on this obligation for the years ended December 31, 2020 and 2019 was $1,193 and $2,168, respectively. As of December 31, 2020 and 2019, accrued interest payable on this obligation was $5,732 and $10,922, respectively.

During 2021, the Company fully repaid the note resulting in the 2,347,826 shares held by shareholder estate being returned to the Company.

Promissory Note – 2019

During 2019, the Company entered into a promissory note with a stockholder of the Company. The note has a principal amount of $50,000 and accrues interest at a rate of 6.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10.0% per annum. The principal balance outstanding as of December 31, 2020 and 2019 was $50,000. Interest expense on this obligation for the years ended December 31, 2020 and 2019 was $3,000 and $375, respectively. As of December 31, 2020 and 2019, accrued interest payable on this obligation was $3,375 and $375, respectively. The note matures within 30 days of the Company issuing debt or equity of at least $200,000 to third parties after the date of the note.

xti aircraft company

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the years then ended

Convertible Note – 2017 [c]

During 2017, the Company entered into a convertible note with a consultant and stockholder of the Company. The note has a principal amount of $30,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date, interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. The principal balance outstanding on this obligation was $30,000 as of both December 31, 2020 and 2019. Interest expense on this obligation for the years ended December 31, 2020 and 2019 was $3,360 and $3,000, respectively. As of December 31, 2020 and 2019, accrued interest payable on this obligation was $6,961 and $6,508, respectively.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before the maturity date of December 31, 2022.

Convertible Note – 2017 [d]

During 2017, the Company entered into a convertible note with a consultant and Board member of the Company. The note had a principal amount of $715,000 and accrued interest at a rate of 10.0% per annum. In October 2020, the principal and accrued interest on this note (totaling $857,782) plus an additional $125,000 of new cash were combined into a new convertible note with a principal balance of $982,782. The original convertible note was cancelled as part of this new note.

The new note bears interest at a rate of 10.0% per annum, provided that on and after the maturity date interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. Interest expense on this obligation for the years ended December 31, 2020 and 2019 was $80,063 and $72,500, respectively. As of December 31, 2020 and 2019, accrued interest payable on this obligation was $20,605 and $82,512, respectively.

This convertible note is presented on the balance sheet net of unamortized discounts of $410,165 related to warrants issued in conjunction with this convertible note (see Note 5), for a net carrying balance of $572,617 as of December 31, 2020.

During 2021, the existing convertible note was replaced by a new convertible note with a principal amount of $1,254,529 and with a maturity date of December 31, 2023. The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The share conversion may occur at any time on or before November 1, 2023.

Convertible Note – 2018 [e]

During 2018, the Company entered into a convertible note with a consultant of the Company. The note has a principal amount of $550,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. The principal balance outstanding as of December 31, 2020 and 2019 was $550,000. Interest expense on this obligation for the year ended December 31, 2020 and 2019 was $61,508 and $55,000, respectively. As of December 31, 2020 and 2019, accrued interest payable on this obligation was $126,592 and $64,167, respectively.

xti aircraft company

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the years then ended

In conjunction with this convertible note, the Company issued warrants for the purchase of a total of 100,000 shares of common stock at an exercise price of $1.00 and 100,000 shares of common stock at an exercise price of $1.50. The warrants are exercisable upon the date of grant through the contractual term of 10 years. This convertible note is presented on the balance sheet net of unamortized discounts of $122,513 related to the warrants issued for a net carrying balance of $427,487 as of December 31, 2020.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on the earlier of [i] 60 days after the Company flies its first prototype of the TriFan 600 or [ii] November 1, 2023. The share conversion may occur at any time on or before November 1, 2023.

Convertible Note – 2019 [f]

During 2019, the Company entered into a convertible note with a consultant of the Company. The note has a principal amount of $60,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. The principal balance outstanding as of December 31, 2020 and 2019 was $60,000. Interest expense on this obligation for the years ended December 31, 2020 and 2019 was $6,575 and $5,750, respectively. As of December 31, 2020 and 2019, accrued interest payable on this obligation was $12,325 and $5,750, respectively

This convertible note is presented on the balance sheet net of unamortized discounts of $15,606 related to warrants issued in conjunction with this convertible note (see Note 5), for a net carrying balance of $44,394 as of December 31, 2020.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on the earlier of [i] 60 days after the Company flies its first prototype of the TriFan 600 or [ii] November 1, 2023. The share conversion may occur at any time on or before November 1, 2023.

On the date of issuance, the Company was actively selling shares of its common stock at $1.50 per share. Thus, the Company determined there was a beneficial conversion feature on the date of the issuance. The Company recorded a discount of $34,140 related to the beneficial conversion feature. This amount was fully amortized to interest expense during 2019 because the note is immediately convertible into common stock.

Other Notes

Promissory Note - $85,984

During 2019, the Company converted outstanding payable balances owed to a consultant and shareholder of the Company into a promissory note. The note has a principal amount of $85,984 and accrues interest at a rate of 5.0% per annum. The principal balance outstanding as of December 31, 2020 and 2019 was $85,984. Interest expense on this obligation for the years ended December 31, 2020 and 2019 was $4,299 and $3,941, respectively. As of December 31, 2020 and 2019, accrued interest payable on this obligation was $8,240 and $3,941, respectively. The note matures on July 30, 2022.

xti aircraft company

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the years then ended

SBA Loan - $65,000

On June 3, 2020, the Company entered into a promissory note with the U.S. Small Business Administration (SBA). The note has a principal amount of $65,000 and accrues interest at a rate of 3.75% per annum. Monthly payments commence on June 3, 2021. The note matures on June 3, 2050. The principal balance outstanding as of December 31, 2020 was $65,000. Interest expense on this obligation for the year ended December 31, 2020 was $1,416. As of December 31, 2020, accrued interest payable on this obligation was $1,416. The note is collateralized by tangible and intangible personal assets of the Company.

Note 4 – Stockholders’ Deficit

The Company has authorized 100,000,000 shares of $0.001 par value common stock.

Regulation A Crowdfunding

During 2019, the Company completed closings under its second Reg A Filing and sold 212,393 shares of common stock at a value of $1.50 per share for gross proceeds of $318,377 to 237 different individual investors. As of December 31, 2019, proceeds of $73,334 were held in escrow and recorded as an asset on the balance sheet. This offering was closed in December 2019.

Regulation CF Crowdfunding

On January 2, 2020, the Company initiated a new Reg CF filing that offered shares for sale at a value of $1.50 per share. During 2020, the Company completed closings under this Reg CF filing and sold 218,042 shares of common stock at a value of $1.50 per share for gross proceeds of $327,320 to 345 individual investors. As of December 31, 2020, proceeds of $79,153 were held in escrow and recorded as an asset on the balance sheet.

Offering costs totaling $39,334 and $26,037 from the offerings were incurred during 2020 and 2019, respectively.

Share Compensation

During 2020 and 2019, the Company issued 86,667 and 229,667 shares of common stock, respectively, to various service providers in exchange for services performed for the Company. These shares were valued by the Company at the common stock offering price of $1.50 per share in its Regulation A offerings live at the time. Total compensation expense recorded for the years ended December 31, 2020 and 2019 under these arrangements was $130,000 and $344,500, respectively.

xti aircraft company

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the years then ended

Issuance of Previously Legally Obligated Shares Never Issued

The Company issued 340,136 shares to a former consultant during 2020 in which share compensation was awarded per the consulting agreement and accrued during 2015. However, the shares were not officially granted and registered until 2020. Because the award liability was previously accrued in 2015, the Company recognized no compensation expense in 2020.

Warrant Exercises

During 2019, the Company issued $5,000 shares of common stock at $1.00 per share for gross proceeds of $5,000 from the exercise of warrants.

Stock Option Plan

During 2017 the Company adopted the 2017 Employee and Consultant Stock Ownership Plan (“2017 Plan”). The Company may issue awards up to a maximum of 6,000,000 common shares in the form of restricted stock units and stock options to employees, directors, and consultants.

During 2019, the Company issued 1,706,970 stock options to consultants. Each option was fully vested on the date of grant with exercise prices of $1.50. Each option grant expires 10 years from the date of grant. The Company valued the stock options using the Black-Scholes model. The grant date fair value for the options was $1,760,270 which was recorded as stock-based compensation for the year ended December 31, 2019.

During 2020, the Company issued 300,000 stock options to consultants. Each option was fully vested on the date of grant with exercise prices of $1.50. Each option grant expires 10 years from the date of grant. The Company valued the stock options using the Black-Scholes model with the following assumptions: expected term - 5 years; volatility – 86.5%; risk free yield between 0.55% and 1.67% (depending on the date of grant); dividend rate - 0%; stock price of $1.50; exercise price of $1.50. The grant date fair value for the options was $302,820 which was recorded as stock-based compensation for the year ended December 31, 2020. The weighted average Black-Scholes fair value and exercise price of stock options issued in 2020 was $1.01 and $1.50 per share, respectively.

As of December 31, 2020, there were 5,000,270 stock options outstanding and exercisable with a weighted average exercise price of $1.22 per share. The weighted average duration to expiration of outstanding options as of December 31, 2020 was 7.5 years. There is no unrecognized compensation expense as of December 31, 2020 as all outstanding options are fully vested.

xti aircraft company

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the years then ended

Note 5 – Warrants

The following table summarizes the status of the Company’s common stock warrants at December 31, 2020 and 2019 and changes during the years then ended:

Common stock Warrants	Number of Underlying Shares	Weighted Average Exercise Price per Share
Outstanding – December 31, 2018	911,889	$1.00
Granted	266,000	$0.01
Granted	12,000	$1.00
Granted	12,000	$1.50
Exercised	(5,000)	$1.00
Outstanding – December 31, 2019	1,196,889	$0.82
Granted	60,000	$0.01
Granted	491,391	$1.50
Cancelled	(214,500)	$1.50
Outstanding – December 31, 2020	1,533,780	$0.90

During 2020 and 2019, the Company issued a service provider warrants for 60,000 and 266,000 shares of common stock, respectively, at an exercise price of $0.01 per share. The warrants are exercisable upon the date of grant through the contractual term of 10 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the grant-date fair value of the warrants was $89,488 and $357,884, respectively, which has been recorded to operating expenses and additional paid-in capital.

During 2020 and in conjunction with the Convertible Note 2017 [d] (Note 3), the Company cancelled 214,500 warrants previously issued with an exercise price of $1.50 and issued 491,391 new warrants with an exercise price of $1.50. The warrants are exercisable upon the date of grant through the contractual term of 5 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the net grant-date fair value of the warrants was $495,616, which has been recorded as a debt discount and additional paid-in-capital. The debt discounts are being accreted to interest expense through the maturity date of December 31, 2021. For the year ended December 31, 2020, the Company accreted $85,451 of this debt discount to interest expense.

During 2019 and in conjunction with the Convertible Note - 2019 [f] (Note 3), the Company issued warrants for the purchase of a total of 12,000 shares of common stock at an exercise price of $1.00 and 12,000 shares of common stock at an exercise price of $1.50. The warrants are exercisable upon the date of grant through the contractual term of 10 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the grant-date fair value of the warrants was $25,860, which has been recorded as a debt discount and additional paid-in-capital. The debt discount is being accreted to interest expense through the maturity date of November 1, 2023 or 60 days after the Company flies its first prototype of the TriFan 600. For the years ended December 31, 2020 and 2019, the Company accreted $5,350 and $4,904, respectively, of this debt discount to interest expense.

xti aircraft company

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the years then ended

Warrants granted during 2020 and 2019 were valued using the following Black-Scholes pricing model inputs:

	2020	2019
Risk Free Interest Rate	0.55% - 1.67%	1.50% - 2.73%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	86.50%	86.50%
Expected Life (years)	5.0	5.0
Fair Value per Warrant	$1.01 - $1.49	$1.02 - $1.49

Note 6 - Related Party Transactions

See Notes 2 and 3 for disclosure of related party revolving line-of-credit, promissory notes, and convertible notes.

The Company conducted business with a vendor that is owned by the Company’s former CFO consultant and current stockholder. For the years ended December 31, 2020 and 2019, the Company paid this vendor $25,300 and $20,682, respectively. The Company owed this vendor $27,600 and $43,500 as of December 31, 2020 and 2019, respectively. Additionally, the Company owed its current CFO consultant $5,000 as of December 31, 2020.

The Company conducts business with a consultant that is one of the Company’s officers and currently provides the Company with CEO services. For the years ended December 31, 2020 and 2019, the Company paid this vendor $5,692 and $147,172, respectively. Including consulting fees and fundraising commissions, the Company owed this vendor $1,112,531 ($750,000 in cash and $362,531 fair value in stock options) and $277,236 as of December 31, 2020 and 2019, respectively.

The Company conducts business with a number of vendors and consultants that hold common stock, options and / or warrants in the Company that provide various services in the normal course of operations. The Company owed these vendors $161,291 and $191,054 as of December 31, 2020 and 2019, respectively.

Note 7 – Fair Value Measurements

Financial assets and liabilities and nonfinancial assets and liabilities are measured at fair value on a recurring (annual) basis under a framework of a fair value hierarchy which prioritizes the inputs into valuation techniques used to measure fair value into three broad levels.  This hierarchy gives the highest priority to quoted prices (unadjusted) in active markets and the lowest priority to unobservable inputs.  Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement.  The three levels of the fair value hierarchy are as follows:

Level 1:  Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2:  Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

Level 3:  Unobservable inputs due to the fact that there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

xti aircraft company

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the years then ended

Recurring Fair Value Measurements

The following table summarizes the Company’s financial assets and liabilities measured on a recurring basis at fair value at December 31, 2020 by respective level of the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
At December 31, 2020:
Liabilities:
Warrant liability	$-	$254,159	$-	$254,159
	$-	$254,159	$-	$254,159
At December 31, 2019:
Liabilities:
Warrant liability	$-	$254,159	$-	$254,159
	$-	$254,159	$-	$254,159

There were no financial assets and liabilities measured on a non-recurring basis as of December 31, 2020 or December 31, 2019.

The warrants were valued at the time of grant using the Black-Scholes model. Key assumptions include a 10-year term, volatility of 86.5%, and no expected dividends. Further, there were no material factors that required the Company to adjust the warrant liability as of December 31, 2020.

Note 8 - Commitments and Contingencies

Consulting Agreements

During 2018, the Company entered into an agreement with a third-party consultant for services relating to operating a web-based platform for prospective investors. The fees charged under this agreement included $25,000 for the build and creation of the Company’s campaign page, an administrative fee equal to $50 per investor and warrants or shares based on the number of investors that ultimately invest. The Company paid this consultant $30,128 and $29,200 during 2020 and 2019, respectively. The Company owed this vendor $1,286 and $1,585 as of December 31, 2020 and 2019, respectively.

During 2018, the Company engaged a broker-dealer consultant to perform administrative functions in connection with its new Reg A filing in addition to acting as the escrow agent. The fees charged under this new agreement included $5 per domestic investor for the anti-money-laundering check and a fee equal to 0.5% of the gross proceeds from the sale of the shares offered. If the Company elects to terminate the offering prior to its completion, the Company has agreed to reimburse the consultant for its out-of-pocket expenses incurred in connection with the services provided under the agreement. Additionally, the Company will pay $500 for account set-up and $35 per month for so long as the offering is being conducted, but in no event longer than one year ($420 in total fees), and up to $15 per investor for processing incoming funds. The Company will pay an affiliated company of the consultant, a technology service provider, $3 for each subscription agreement executed via electronic signature. The agreement remains effective for as long as the offering remains open and active.

xti aircraft company

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the years then ended

The Company has a commitment to pay its founder and shareholder, per a 2015 consulting agreement, a cash bonus of $240,000 upon the Company reaching $20 million in total debt and equity fundraising. In addition, the Company has a commitment to pay its CEO consultant, per a 2019 consulting agreement, a cash bonus of $1,000,000 and stock options upon the Company reaching $40 million in total debt and equity fundraising. The Company would pay the CEO and additional cash bonus of 3% of fundraising amounts exceeding $40 million.

Litigation

On January 11, 2018, a lawsuit was filed against the Company seeking to recover more than $222,000 in fees for alleged breach of contract related to engineering work performed by the plaintiff, a related party. On March 6, 2018, the Company filed counterclaims seeking more than $100,000 for breach of contract and breach of fiduciary duty for failure to perform engineering work the plaintiff agreed to perform and refusal to return intellectual property and work product to the Company. The Company reached a settlement agreement in April 2019 that resolved these claims. The Company agreed to pay $210,000 in exchange for full settlement of the claims and the relinquishment of certain common stock owned by a principal of the plaintiff. As of December 31, 2020, all amounts due under the settlement had been paid and this matter has been fully resolved.

Note 9 – Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

There are no significant matters determined to be unrecognized tax benefits taken or expected to be taken in a tax return, in accordance with ASC 740 “Income Taxes”, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements and have been recorded on the Company’s financial statements for the years ended December 31, 2020 and 2019. The Company does not anticipate a material change to unrecognized tax benefits in the next twelve months.

The income tax provision from operations consists of the following:

	December 31,
	2020	2019
Current
Federal	$-	$-
State	-	-
	$-	$-
Deferred
Federal	$(434,995)	$(802,701)
State	(75,813)	(139,811)
Valuation allowance	510,808	942,512
	$-	$-

xti aircraft company

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the years then ended

A reconciliation between the expected federal income tax rate and the actual tax rate is as follows:

	December 31,
	2020	2019
Computed income taxes at 21% and 21%	$(435,042)	$(821,730)

Increase in income taxes resulting from:
State and local income taxes, net of federal impact	(75,822)	(143,126)
Change in valuation allowance	510,808	257,076
Change in tax rate	-	-
Non-deductibles and other	56	707,780
Provision for income taxes	-	-

A summary of deferred tax assets and liabilities are as follows:

	December 31,
	2020	2019
Deferred tax assets
Accrued expenses	$447,942	$325,192
Stock compensation	1,639,251	1,310,210
Loss carryforwards	954,971	895,954
Total deferred tax assets	3,042,164	2,531,356
Valuation allowance	(3,042,164)	(2,531,356)
Net deferred tax assets	-	-

At December 31, 2020 and 2019, the Company has federal net operating loss carryforwards of approximately $3,872,549 and $3,633,565, respectively, for income tax purposes that begin to expire starting in 2037. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2037, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

xti aircraft company

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the years then ended

Note 10 - Subsequent Events

The Company has evaluated all subsequent events through the auditors’ report date, which is the date the financial statements were available for issuance. There were no subsequent events that required recognition or disclosure in the financial statements, except for the following:

During 2021, the Company and the related party note holder agreed to combine the revolving-line-of-credit (Note 2), Convertible Note – 2015 [a] (Note 3), and Promissory Note – 2019 (Note 3) into a new convertible note. The new convertible note has a principal amount of $1,007,323 and accrues interest at a rate of 4% compounded annually, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10% per annum. The convertible note matures upon the Company securing different levels of investment from third parties as follows:

●	$250,000 matures once the Company receives at least $20.0 million in total from investors;
●	$250,000 matures once the Company receives at least $25.0 million in total from investors;
●	$250,000 matures once the Company receives at least $30.0 million in total from investors; and
●	$257,323 matures once the Company receives at least $35.0 million in total from investors.

The stockholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company. The stockholder, at his option, may cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of the Company (at a conversion price of $1.00 per share) at anytime on or before the fourth maturity date.

During 2021, the Company entered into convertible notes with a syndicate of individuals. The notes have a combined principal amount of $2,500,000 and accrue interest at a rate of 4.0% per annum. In conjunction with the convertible notes, the Company issued stock options for the purchase of a total of 375,000 shares of common stock at an exercise price of $1.50. The options are exercisable upon the date of grant through the contractual term of 10 years. The holder of the note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on May 23, 2024. The share conversion may occur prior to May 23, 2024 upon the occurrence of the Company capital raising $10 million, or upon a change of control.

During 2021, the Company entered into a Joint Venture Agreement with Xeriant, Inc. to advance the design and development of the TriFan aircraft. Per the agreement, Xeriant shall contribute a total of $10 million to the JV. The Company will then bill the JV monthly for development costs incurred. In exchange for Xeriant’s interest in the JV, the Company shall issue to Xeriant shares of the Company’s common stock up to 10% of its fully diluted issued and outstanding common stock immediately prior to the event which gives rise to a Liquidity Event, as defined in the agreement. As of the date of this report, the Company received $5,407,580 in funding from the JV.

During 2022, the Company executed a purchase order with a customer to deliver 100 TriFan aircraft. In conjunction with this purchase order, the Company issued a warrant for the purchase of a total of 6,357,474 shares of common stock at an exercise price of $0.01. The warrant vests as follows:

●	One third (1/3rd) of the Shares vested in 2022 upon execution of the purchase order agreement;

●	One third (1/3rd) of the Shares shall vest: (i) in the event that the Company is acquired by a special purpose acquisition corporation (SPAC) and the customer, in its sole discretion, invests a minimum of $10 million in any private investment in public entity (PIPE) consummated in connection with such SPAC transaction, or (ii) upon the occurrence of any other Liquidation Event (as defined in the agreement) resulting in change control of the Company; and

●	One third (1/3rd) of the Shares shall vest upon acceptance of delivery and final purchase by the customer of the first TriFan aircraft.

INDEX TO EXHIBITS

Exhibit 2.1	Certificate of Incorporation (AVX Aircraft Technologies, Inc.) -- September 29, 2009 (1)
Exhibit 2.2	Certificate of Amendment to the Certificate of Incorporation (AVX Aircraft Technologies, Inc.) (2)
Exhibit 2.3	Bylaws of AVX Aircraft Technologies, Inc. -- September 30, 2009 (3)
Exhibit 2.4	Certificate of Validation and Certificate of Amendment -- November 10, 2015 (4)
Exhibit 6.1	Consulting Agreement with David E. Brody -- October 1, 2015 (6)
Exhibit 6.2	Consulting Agreement with Answer Engineering, LLP -- May 1, 2014 (7)
Exhibit 6.3	Director Services Agreement with Jeff Pino -- January 1, 2015 (8)
Exhibit 6.4	Consulting Agreement with Dennis Olcott -- January 1, 2015 (9)
Exhibit 6.5	Consulting Agreement with Charles Johnson -- January 1, 2015 (10)
Exhibit 6.6	Consulting Agreement with David A. Bovino -- August 1, 2015 (11)
Exhibit 6.7	Agreement with Acuity Advisors (12)
Exhibit 6.9	Unsecured Convertible Promissory Note with David Brody -- August 31, 2015 (13)
Exhibit 6.10	Promissory Note with Jeffrey Pino -- September 30, 2015 (14)
Exhibit 6.11	Promissory Note with Jeffrey Pino -- December 11, 2015 (15)
Exhibit 6.12	Consulting Agreement with Robert Labelle – February 1, 2017 (16)
Exhibit 6.13	Revolving Credit Promissory Note with David E. Brody – January 1, 2016 (17)
Exhibit 6.14	Convertible Promissory Note with Robert Denehy – October 25, 2017 (18)
Exhibit 6.15	Convertible Promissory Note with Saleem Zaheer – October 30, 2017 (19)
Exhibit 6.17	Amended Convertible Promissory Note with Robert Denehy – November 1, 2018 (20)
Exhibit 6.18	Consulting Agreement with Robert Labelle – January 1, 2019 (21)
Exhibit 6.19	Promissory Note with David E. Brody – November 14, 2019 (22)
Exhibit 7	Assignment and Assumption Agreement -- July 30, 2013 (23)

(1) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-1.htm.

(2) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-2.htm.

(3) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-4.htm.

(4) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-3.htm.

(5) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit4.htm.

(6) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-1.htm

(7) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-2.htm.

(8) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-3.htm.

(9) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-4.htm.

(10) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-5.htm.

(11) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-6.htm.

(12) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-7.htm.

(13) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-9.htm.

(14) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-10.htm.

(15) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460016000066/exhibit611.htm.

(16) Filed as an exhibit to the Company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460017000075/exhibit6-12.htm.

(17) Filed as an exhibit to the Company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460017000075/exhibit6-13.htm.

(18) Filed as an exhibit to the Company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420418024044/tv492480_ex6-14.htm.

(19) Filed as an exhibit to the Company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420418024044/tv492480_ex6-15.htm.

(20) Filed as an exhibit to the Company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420419024020/tv520084_ex6-17.htm.

(21) Filed as an exhibit to the Company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420419024020/tv520084_ex6-18.htm.

(22) Included as an exhibit with this Form 1-K.

(23) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit7.htm.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTI Aircraft Company
By David E. Brody,
Signature:	/s/ David E. Brody
Chairman of the Board
Date: July 7, 2022

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ David E. Brody
David E. Brody, President and Chairman
Date: July 7, 2022

/s/ Charles Johnson
Charles Johnson, Director
Date: July 7, 2022

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